

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

October 19, 2004

via U.S. mail and facsimile

Bruce Beattie
Chief Executive Officer
Sub Surface Waste Management of Delaware, Inc.
6451-C El Camino Real
Carlsbad, CA 92009

> **Sub Surface Waste Management of Delaware, Inc.**
> **Form SB-2/A filed September 30, 2004**
> **File No. 333-117994**

Dear Mr. Beattie:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We note the statement in your response letter and in "The Fusion Transaction" section that based on the recent market price, you estimate that you will sell no more than 5,700,000 shares to Fusion under the agreement. You also state that do not anticipate registering more than these 5,700,000 shares at this time, which should result in proceeds to you of less than the full $6 million available under the equity agreement. Please revise

your summary and other disclosures as necessary to emphasize this fact. As you currently discuss only the maximum $6 million of available funding under the agreement, investors might assume that you have a present intention and need to draw the full amount.

Risk Factors, page 3

2. If material, please revise your document to include a risk factor discussion of the fact that West Coast Fermentation is your sole supplier of microbial blends and that you have not considered alternative sources.

Use of Proceeds, page 14

3. Please revise this section to disclose, based on a recent market price, the amount that you would be able to raise in this offering based on the sale of the Purchase Shares that are being registered.

Selling Security Holders, page 19

4. Since Mark A. Holmstedt is an affiliate of a broker-dealer, please revise your disclosure to state, if true, that he: (1) purchased in the ordinary course of business; and (2) at the time of the purchase of the securities to be resold, he had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that he is an underwriter.

Description of Business, page 31

Government Regulation, page 37

5. If material, please revise your disclosure to discuss how long it generally takes to "secure an approved site work plan from the lead regulatory agency. . ." As appropriate, please also include corresponding risk factor disclosure regarding potential delays and costs associated with the permitting process.

Executive Compensation, page 47

Aggregated Option Exercises and Fiscal Year-End Option Value Table, page 48

6. We reissue prior comment number 30 to revise your disclosure to briefly explain how you arrived at the "Value of Unexercised, In-The-Money Options." In this regard, we note that the table lists Preferred Series A Stock, whereas the footnote indicates that the numbers are based on the closing price of $0.75 for shares of Common Stock.

PART II

Exhibits

Exhibit 5.1

7. We note the language in the opinion stating that "other than the Purchase Shares and the Note Shares, the shares issuable by the Company pursuant to this Registration Statement are validly issued, fully paid and nonassessable. . ." It appears that the shares being referenced have already been issued. Please revise or advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Bruce Beattie
Sub Surface Waste Management of Delaware, Inc.
October 19, 2004
Page 4

information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions to Mark Austin at (202) 942-1884. In this regard, please do not hesitate to contact the undersigned at (202) 942-1950.

Sincerely,



Pamela Long
Assistant Director

cc: Nimish Patel, Esq.
        Richardson & Patel LLP
        [via facsimile to (310) 208-1154]